SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 31, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Ms. Song P. Brandon, Esq. and
Mr. Dan Duchovny, Esq.

Re:	NRG Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on March 17, 2009 by Exelon Corporation
File No. 01-15891

DFAN 14A Filed on March 12, 2009
Filed by Exelon Corporation

Ladies and Gentlemen:

On behalf of Exelon Corporation (“Exelon”), we transmit herewith Amendment No. 1 (the “Amended Preliminary Proxy Statement”) to the Preliminary Proxy Statement on Schedule 14A of Exelon with respect to the 2009 annual meeting of NRG Energy, Inc. (“NRG”) stockholders filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 17, 2009 (the “Preliminary Proxy Statement”). In this letter, we respond to the comments of the staff (the “Staff”) of the Commission contained in your letter dated March 26, 2009 (the “Letter”) with respect to the Preliminary Proxy Statement and Exelon’s soliciting materials filed with the Commission on March 12, 2009 pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with your comments presented in italics. We also are forwarding copies of this letter via overnight courier, together with copies of the Amended Preliminary Proxy Statement showing the revisions made in response to the Staff’s comments.

PREN14A filed March 17, 2009

General

1.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

U.S. Securities and Exchange Commission

March 31, 2009

Pages 2

Response:

We believe Exelon has complied with all the requirements of Rule 14a-16(n)(2) and Release 34-56135 for companies electing to use the full set delivery option. Exelon will post the definitive proxy statement on a publicly accessible Internet website and has included on page 34 of the Preliminary Proxy Statement the required notice informing holders that the materials will be available and explaining how to access such materials. Rule 14a-16 does not require a soliciting person to send a separate notice to record holders if the soliciting person incorporates all of the information required pursuant to Rule 14a-16(n) in its proxy statement. Therefore, we do not believe that the rules require Exelon to send a separate notice to the holders of record of NRG voting stock as the Staff requested.

Reasons to Vote for the Exelon Proposals, page 6

2.	Please expand your disclosure here and elsewhere to state that there is no assurance that NRG’s nominees will serve if elected with any of the Exelon nominees.

Response:

Exelon has revised the disclosure in the Amended Preliminary Proxy Statement in response to the Staff’s request.

Other Information, page 33

3.	We note your disclosure indicating that the proxies may be solicited by “mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspaper, advertisements and other publications of general distribution and in person.” Please note that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, tell us whether you intend to solicit proxies through the use of any chat room.

Response:

On behalf of Exelon, we acknowledge the Staff’s comment and confirm that Exelon will file under the cover of Schedule 14A any written soliciting materials required to be filed pursuant to Rule 14a-6(b). Exelon currently does not intend to solicit proxies through the use of any Internet chat room.

U.S. Securities and Exchange Commission

March 31, 2009

Pages 3

DFAN 14A Filed on March 12, 2009

4.	We note your statement from the transcript of the investor conference relating to NRG held on March 10, 2009. We note in particular the following language: “Today, they put out something that I haven’t fully read that suggests that somehow we’re going to raise our offer before the Annual Meeting.” It appears you are referring to the March 12, 2009 open letter issued to NRG stockholders by NRG. Based on our review of the letter, it appears your statement mischaracterizes the contents of the NRG March 12, 2009 open letter. Please confirm that you will refrain from making similar statements in future filings.

Response:

The statement on March 10 was not referring to the NRG letter to its stockholders dated March 12, 2009. The statement was referring to the open letter dated March 2, 2009 issued by NRG to certain business partners and associates of NRG (the “NRG Letter”). In the NRG Letter, NRG stated that the NRG Board believed the value of Exelon’s offer was inadequate and questioned the level of support that Exelon would obtain in the proxy contest. On behalf of Exelon, we submit that Exelon’s statement was not a mischaracterization of the contents of the NRG Letter.

5.	We also note the following statement from the transcript: “Since we made that offer, it has become even better for NRG shareholders than it was when we made it—both because of changing gas prices, because of changing stock market conditions, and because of the potential carbon legislation.” Please provide us with support to substantiate your claims.

Response:

With respect to stock market conditions, on behalf of Exelon, we inform the Staff that assuming that the stock price of NRG common stock on the New York Stock Exchange (the “NYSE”) would have, in the absence of the Exelon exchange offer, maintained its historic relationship (95% correlation over the 12 months preceding October 17, 2008) to movement in the IPP index (an index of the stocks of Calpine Corporation, Dynegy Inc. Mirant Corporation and Reliant Energy, Inc.), NRG’s stock price would have declined approximately 54% since October 17, 2008 to approximately $9 at March 9, 2009, compared with its actual closing price of $17.40 on that date. During the same period, the price of Exelon common stock on the NYSE decreased only 20% to $43.84. On that basis, at March 9, 2009, Exelon’s exchange offer would represent a premium of over 136.25% for NRG stockholders, which is significantly larger than the 37% premium the exchange offer represents to the closing price of NRG common stock on the NYSE on October 17, 2008 based on the closing price of Exelon common stock on the NYSE on that date. Attached for the Staff’s reference are documents showing the movement of the price of NRG common stock relative to the IPP index. With respect to the impact of changing gas prices and the potential carbon legislation, Exelon notes the Staff’s comment and refers the Staff to the letter of even date herewith addressed to the Commission from Sidley Austin LLP on behalf of Exelon

U.S. Securities and Exchange Commission

March 31, 2009

Pages 4

and transmitted under separate cover (the “Supplemental Letter”). The Supplemental Letter includes support for Exelon’s statement with respect to the impact of changing gas prices and the potential carbon legislation. As noted in the Supplemental Letter, Exelon requests that the contents of the Supplemental Letter be afforded confidential treatment pursuant to Rule 83.

6.	We also note the following statement: “Play-to-play” is a wonderful phrase in Illinois. It seems to be how you get to be a Senator, or so they say. It is not how we intend to acquire NRG. So that’s about as clear I can be on that.” In future filings, please explain what “Play-to-play” means. Additionally, in future filings, explain what your statement means. Are you addressing the board of NRG’s motives in rejecting your offer? In that regard, it appears your statement may implicate Rule 14a-9, which covers false or misleading statements, and in particular, material which directly or indirectly makes charges concerning improper, illegal or immoral conduct without factual foundation. Please refrain from making similar statements in future filings.

Response:

On behalf of Exelon, we submit that Exelon’s statement does not implicate Rule 14a-9. Exelon’s statement was not referring to the motives of the NRG Board of Directors. Instead, the statement was a response to NRG’s position (mentioned in the transcript immediately before the quoted passage in question) that before NRG would enter into negotiations with Exelon or allow Exelon to conduct due diligence, Exelon would need to increase the exchange ratio in the exchange offer.1 In other words, Exelon would need to pay (i.e., increase its offer) to play (i.e., conduct due diligence and/or negotiate with NRG). Exelon’s statement was simply a reaffirmation of what it had previously stated—namely, that “Exelon would not increase its offer without an opportunity to conduct due diligence designed to verify assumed values and identify additional value.” (Exelon’s Current Report on Form 8-K dated January 19, 2009)

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[1]

NRG has stated this position in several filings, including its letter to its staff dated January 20, 2009 and filed with the Commission under Rule 425 on January 20, 2009. In that letter, Mr. David Crane, Chairman and Chief Executive Officer of NRG, stated that “I met with Exelon yesterday at their request to discuss their unsolicited bid for NRG. In the meeting, Exelon wanted to discuss the possibility of conducting due diligence and negotiating a transaction. In response, we indicated that the price remained too low and that the risks and issues with the proposed transaction remain substantial.”

U.S. Securities and Exchange Commission

March 31, 2009

Pages 5

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

Exelon notes the Staff’s comment and refers the Staff to the signed statement enclosed herewith from Exelon.

If you have any questions regarding the foregoing or the Amended Preliminary Proxy Statement, please contact the undersigned at (312) 853-7783.

Very truly yours,

/s/ Scott R. Williams
Scott R. Williams

Enclosure

cc:	Bruce G. Wilson, Exelon Corporation

Attachments

EXC Offer Creates Value for NRG Shareholders

Assuming that NRG's stock price maintained its historic relationship to movement in the IPP index [1], NRG stock would have declined ~54% since October 17, 2008, in the absence of the Exelon offer [2]; with those assumptions, NRG's implied stock price would have been ~$9 at March 09, 2009, compared with its actual closing price of $17.40

During the same period, EXC's share price decreased by ~20% to $43.84.

Index
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
40%
10/17/2008
11/7/2008
11/28/2008
12/19/2008
1/9/2009
1/30/2009
2/20/2009
Implied NRG stock price (at EXC offer) (3)
NRG stock price (actual)
Henry Hub (4)
IPP index (1)
NRG stock price (actual)
Implied NRG stock price (at EXC offer) (3)
IPP index (1)
Henry Hub (4)

- Since the announcement of EXC offer, NRG and EXC have outperformed the IPP index [1]
- We believe NRG's stock price is being supported by EXC's offer and is not reflective of NRG's true stand alone value – we believe NRG's "market discovery" process will prove difficult given current commodity and credit conditions

1. IPP index includes CPN, DYN, MIR and RRI
2. Based upon a ~95% correlation between NRG and the IPP Index for 12 months prior to October 17, 2008
3. Calculated by multiplying the offer exchange ratio (0.485) times EXC's daily closing stock price
4. Henry Hub forward gas for calendar year 2011

Source: Thomson ONE. Closing prices as of March 09, 2009

Exelon.

1

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
10/18/2007	77.00	100.0%	0%	46.90	100.0%	$0.0	$0	$26.0	$9,081	$9.0	$4,541	$43.1	$6,742	100.0%	39408
10/19/2007	75.14	97.6%	(2%)	46.00	98.1%	$0.0	$0	$25.0	$8,752	$8.5	$4,270	$42.2	$6,601	96.36%	39441	100.0%
10/22/2007	75.78	98.4%	(2%)	45.12	96.2%	$0.0	$0	$25.1	$8,784	$8.6	$4,325	$41.9	$6,553	96.55%	39448	84.6%
10/23/2007	76.20	99.0%	(1%)	44.84	95.6%	$0.0	$0	$25.3	$8,833	$8.5	$4,280	$42.0	$6,568	96.64%	39468	81.0%
10/24/2007	76.44	99.3%	(1%)	44.85	95.6%	$0.0	$0	$25.2	$8,815	$8.5	$4,260	$41.3	$6,466	95.96%	39496	84.1%
10/25/2007	78.23	101.6%	2%	44.72	95.4%	$0.0	$0	$26.2	$9,161	$8.7	$4,380	$41.2	$6,451	98.17%	39528	63.3%
10/26/2007	80.22	104.2%	4%	44.80	95.5%	$0.0	$0	$27.0	$9,459	$8.8	$4,400	$41.3	$6,471	99.83%	39594	34.3%
10/29/2007	80.87	105.0%	5%	45.44	96.9%	$0.0	$0	$27.5	$9,620	$8.9	$4,476	$41.7	$6,521	101.24%	39633	30.2%
10/30/2007	80.96	105.1%	5%	45.66	97.4%	$0.0	$0	$27.4	$9,581	$8.8	$4,446	$42.2	$6,600	101.29%	39692	33.4%
10/31/2007	82.78	107.5%	8%	45.66	97.4%	$0.0	$0	$27.5	$9,627	$9.2	$4,632	$42.4	$6,632	102.59%	39779	35.0%
11/1/2007	81.18	105.4%	5%	44.50	94.9%	$0.0	$0	$26.8	$9,385	$8.9	$4,466	$41.8	$6,551	100.19%	39807	25.3%
11/2/2007	81.77	106.2%	6%	45.42	96.8%	$0.0	$0	$27.2	$9,529	$8.9	$4,481	$42.6	$6,675	101.57%	39814	25.4%
11/5/2007	83.92	109.0%	9%	45.40	96.8%	$0.0	$0	$27.4	$9,592	$9.0	$4,506	$43.0	$6,733	102.29%	39832	24.9%
11/6/2007	83.88	108.9%	9%	45.68	97.4%	$0.0	$0	$27.5	$9,620	$9.3	$4,652	$43.0	$6,729	103.13%	39860	28.4%
11/7/2007	81.66	106.1%	6%	44.21	94.3%	$0.0	$0	$26.1	$9,140	$8.8	$4,426	$42.3	$6,623	99.14%		28.1%
11/8/2007	83.36	108.3%	8%	43.84	93.5%	$0.0	$0	$25.7	$8,994	$8.5	$4,265	$42.4	$6,639	97.70%		34.0%
11/9/2007	82.36	107.0%	7%	41.74	89.0%	$0.0	$0	$25.3	$8,833	$8.3	$4,174	$37.5	$5,873	92.71%		62.1%
11/12/2007	79.15	102.8%	3%	40.52	86.4%	$0.0	$0	$25.7	$8,980	$8.2	$4,134	$37.0	$5,793	92.84%		72.1%
11/13/2007	79.23	102.9%	3%	40.95	87.3%	$0.0	$0	$25.5	$8,927	$8.2	$4,124	$37.2	$5,831	92.72%		77.6%
11/14/2007	79.41	103.1%	3%	40.71	86.8%	$0.0	$0	$25.6	$8,945	$8.4	$4,209	$37.8	$5,923	93.68%		79.8%
11/15/2007	79.28	103.0%	3%	40.16	85.6%	$0.0	$0	$25.7	$8,973	$8.2	$4,099	$37.8	$5,914	93.23%		81.7%
11/16/2007	79.80	103.6%	4%	39.62	84.5%	$0.0	$0	$25.8	$9,022	$8.2	$4,114	$37.5	$5,875	93.35%		82.7%
11/19/2007	79.82	103.7%	4%	39.52	84.3%	$0.0	$0	$25.7	$8,994	$7.9	$3,968	$36.9	$5,779	92.03%		84.7%
11/20/2007	81.16	105.4%	5%	39.55	84.3%	$0.0	$0	$25.4	$8,868	$7.7	$3,862	$36.8	$5,760	90.80%		86.6%
11/21/2007	80.30	104.3%	4%	39.19	83.6%	$0.0	$0	$24.5	$8,584	$7.4	$3,737	$36.6	$5,726	88.62%		88.3%
11/23/2007	80.64	104.7%	5%	39.14	83.5%	$0.0	$0	$24.7	$8,626	$7.4	$3,701	$37.0	$5,795	88.99%		89.5%
11/26/2007	80.12	104.1%	4%	39.78	84.8%	$0.0	$0	$25.6	$8,959	$7.3	$3,671	$36.8	$5,765	90.33%		90.2%
11/27/2007	81.05	105.3%	5%	39.90	85.1%	$0.0	$0	$25.2	$8,819	$7.4	$3,696	$36.4	$5,702	89.46%		90.7%
11/28/2007	82.30	106.9%	7%	41.78	89.1%	$0.0	$0	$25.5	$8,903	$7.7	$3,877	$37.9	$5,936	91.90%		90.4%
11/29/2007	81.78	106.2%	6%	42.23	90.0%	$0.0	$0	$26.3	$9,214	$7.6	$3,822	$38.6	$6,036	93.65%		90.4%
11/30/2007	81.07	105.3%	5%	42.39	90.4%	$0.0	$0	$26.0	$9,109	$7.6	$3,827	$38.6	$6,042	93.19%		90.2%
12/3/2007	82.43	107.1%	7%	42.22	90.0%	$0.0	$0	$26.6	$9,315	$7.9	$3,993	$38.5	$6,028	94.95%		90.2%
12/4/2007	84.08	109.2%	9%	41.57	88.6%	$0.0	$0	$27.6	$9,655	$8.0	$4,003	$38.7	$6,052	96.78%		89.4%
12/5/2007	86.13	111.9%	12%	42.52	90.7%	$0.0	$0	$27.7	$9,672	$8.2	$4,099	$39.3	$6,155	97.85%		88.9%
12/6/2007	85.64	111.2%	11%	42.99	91.7%	$0.0	$0	$27.7	$9,679	$8.2	$4,134	$39.4	$6,171	98.13%		88.6%
12/7/2007	85.26	110.7%	11%	43.33	92.4%	$0.0	$0	$28.7	$10,025	$8.4	$4,209	$39.7	$6,216	100.42%		87.7%
12/10/2007	86.18	111.9%	12%	42.68	91.0%	$0.0	$0	$27.7	$9,700	$8.4	$4,199	$39.3	$6,153	98.47%		87.2%

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
12/11/2007	83.51	108.5%	8%	41.70	88.9%	$0.0	$0	$27.0	$9,459	$8.0	$4,013	$38.4	$6,015	95.69%		87.1%
12/12/2007	82.51	107.2%	7%	42.29	90.2%	$0.0	$0	$26.6	$9,305	$7.9	$3,973	$38.7	$6,056	94.94%		87.1%
12/13/2007	85.11	110.5%	11%	41.90	89.3%	$0.0	$0	$26.7	$9,322	$7.6	$3,797	$38.7	$6,066	94.21%		87.1%
12/14/2007	83.93	109.0%	9%	41.87	89.3%	$0.0	$0	$26.6	$9,315	$7.5	$3,792	$38.4	$6,019	93.92%		87.2%
12/17/2007	82.84	107.6%	8%	41.28	88.0%	$0.0	$0	$25.7	$8,976	$7.4	$3,742	$38.1	$5,965	91.74%		87.2%
12/18/2007	85.55	111.1%	11%	40.67	86.7%	$0.0	$0	$25.8	$9,022	$7.5	$3,762	$38.5	$6,025	92.36%		87.5%
12/19/2007	83.50	108.4%	8%	40.95	87.3%	$0.0	$0	$25.9	$9,067	$7.6	$3,807	$38.4	$6,012	92.74%		87.6%
12/20/2007	82.43	107.1%	7%	41.86	89.3%	$0.0	$0	$25.9	$9,074	$7.4	$3,732	$38.5	$6,020	92.45%		87.5%
12/21/2007	82.26	106.8%	7%	43.21	92.1%	$0.0	$0	$26.1	$9,144	$7.4	$3,742	$39.0	$6,106	93.26%		86.7%
12/24/2007	82.06	106.6%	7%	42.84	91.3%	$0.0	$0	$26.0	$9,106	$7.4	$3,711	$39.2	$6,136	93.07%		86.2%
12/26/2007	81.86	106.3%	6%	43.00	91.7%	$0.0	$0	$25.8	$9,025	$7.4	$3,706	$39.1	$6,117	92.56%		85.3%
12/27/2007	81.40	105.7%	6%	43.12	91.9%	$0.0	$0	$25.9	$9,071	$7.2	$3,641	$39.2	$6,130	92.52%		84.4%
12/28/2007	82.76	107.5%	7%	43.21	92.1%	$0.0	$0	$26.2	$9,154	$7.3	$3,661	$39.0	$6,100	92.89%		83.6%
12/31/2007	81.64	106.0%	6%	43.34	92.4%	$0.0	$0	$26.2	$9,179	$7.1	$3,591	$39.0	$6,103	92.68%		82.7%
1/2/2008	80.18	104.1%	4%	42.82	91.3%	$0.0	$0	$26.0	$9,078	$7.4	$3,727	$39.0	$6,100	92.83%		82.3%
1/3/2008	81.08	105.3%	5%	42.20	90.0%	$0.0	$0	$26.0	$9,109	$7.4	$3,742	$37.6	$5,893	92.04%		82.0%
1/4/2008	82.03	106.5%	7%	41.42	88.3%	$0.0	$0	$25.1	$8,773	$7.1	$3,581	$36.6	$5,731	88.80%		81.5%
1/7/2008	83.82	108.9%	9%	40.19	85.7%	$0.0	$0	$24.7	$8,623	$7.0	$3,520	$36.5	$5,715	87.69%		81.9%
1/8/2008	85.13	110.6%	11%	39.56	84.3%	$0.0	$0	$24.7	$8,633	$7.1	$3,571	$35.8	$5,612	87.48%		82.7%
1/9/2008	86.52	112.4%	12%	39.28	83.8%	$0.0	$0	$24.4	$8,528	$7.1	$3,551	$35.4	$5,536	86.50%		83.5%
1/10/2008	85.19	110.6%	11%	39.54	84.3%	$16.5	$7,079	$24.4	$8,546	$7.3	$3,646	$35.7	$5,593	86.50%		84.1%
1/11/2008	84.08	109.2%	9%	40.49	86.3%	$17.0	$7,293	$23.8	$8,325	$7.6	$3,822	$36.5	$5,716	87.52%		84.2%
1/14/2008	84.86	110.2%	10%	40.98	87.4%	$18.3	$7,829	$23.9	$8,360	$7.6	$3,797	$36.1	$5,659	89.22%		84.2%
1/15/2008	84.61	109.9%	10%	39.42	84.1%	$18.5	$7,937	$22.6	$7,909	$7.1	$3,591	$35.5	$5,554	86.94%		84.7%
1/16/2008	81.30	105.6%	6%	38.46	82.0%	$17.5	$7,508	$21.7	$7,584	$6.9	$3,490	$35.1	$5,499	83.78%		85.6%
1/17/2008	77.57	100.7%	1%	36.94	78.8%	$16.6	$7,100	$20.7	$7,255	$6.6	$3,304	$34.3	$5,375	80.14%		87.0%
1/18/2008	75.86	98.5%	(1%)	37.48	79.9%	$16.0	$6,864	$21.2	$7,398	$6.7	$3,349	$35.3	$5,533	80.52%		87.9%
1/22/2008	73.13	95.0%	(5%)	36.69	78.2%	$15.7	$6,735	$20.4	$7,147	$6.4	$3,239	$35.3	$5,519	78.77%		88.9%
1/23/2008	78.25	101.6%	2%	37.16	79.2%	$15.0	$6,435	$20.4	$7,140	$6.6	$3,299	$35.9	$5,627	78.28%		89.5%
1/24/2008	75.05	97.5%	(3%)	37.49	79.9%	$15.4	$6,607	$20.6	$7,206	$6.5	$3,289	$35.7	$5,582	78.92%		89.9%
1/25/2008	73.10	94.9%	(5%)	37.53	80.0%	$15.9	$6,821	$20.1	$7,014	$6.6	$3,294	$35.5	$5,554	78.91%		90.3%
1/28/2008	73.29	95.2%	(5%)	37.40	79.7%	$16.3	$6,993	$20.2	$7,063	$6.8	$3,430	$36.0	$5,637	80.44%		90.7%
1/29/2008	73.23	95.1%	(5%)	37.70	80.4%	$16.7	$7,181	$21.4	$7,468	$6.9	$3,465	$36.3	$5,679	82.78%		91.0%
1/30/2008	73.04	94.9%	(5%)	37.72	80.4%	$17.0	$7,272	$21.0	$7,360	$6.8	$3,425	$36.1	$5,649	82.47%		91.3%
1/31/2008	76.10	98.8%	(1%)	38.59	82.3%	$16.9	$7,250	$21.2	$7,419	$7.0	$3,525	$36.8	$5,760	83.34%		91.5%
2/1/2008	77.42	100.5%	1%	39.58	84.4%	$16.9	$7,250	$22.5	$7,878	$7.1	$3,586	$36.7	$5,745	85.09%		91.5%
2/4/2008	78.95	102.5%	3%	40.30	85.9%	$16.6	$7,100	$22.8	$7,976	$7.6	$3,797	$37.2	$5,820	85.91%		91.4%

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
2/5/2008	75.53	98.1%	(2%)	39.28	83.8%	$16.4	$7,036	$21.9	$7,664	$7.4	$3,722	$36.9	$5,774	84.18%		91.5%
2/6/2008	75.87	98.5%	(1%)	39.09	83.3%	$16.5	$7,057	$21.6	$7,570	$7.4	$3,696	$36.1	$5,646	83.39%		91.6%
2/7/2008	75.97	98.7%	(1%)	38.22	81.5%	$16.6	$7,121	$21.4	$7,472	$7.3	$3,676	$36.6	$5,735	83.51%		91.7%
2/8/2008	75.87	98.5%	(1%)	37.78	80.6%	$16.4	$7,027	$20.9	$7,318	$7.2	$3,636	$36.7	$5,746	82.55%		91.9%
2/11/2008	78.60	102.1%	2%	38.22	81.5%	$16.1	$6,924	$21.4	$7,482	$7.5	$3,762	$36.2	$5,673	82.94%		92.1%
2/12/2008	79.61	103.4%	3%	38.77	82.7%	$16.2	$6,950	$21.2	$7,416	$7.6	$3,832	$36.1	$5,659	83.00%		92.2%
2/13/2008	78.74	102.3%	2%	38.61	82.3%	$16.3	$6,993	$21.9	$7,654	$7.8	$3,943	$35.8	$5,610	84.19%		92.3%
2/14/2008	78.14	101.5%	1%	38.55	82.2%	$16.5	$7,074	$22.2	$7,769	$7.8	$3,923	$35.8	$5,610	84.81%		92.4%
2/15/2008	78.65	102.1%	2%	39.18	83.5%	$17.9	$7,658	$22.8	$7,962	$8.0	$4,013	$36.5	$5,713	88.18%		92.4%
2/19/2008	78.50	101.9%	2%	40.17	85.7%	$17.6	$7,555	$24.0	$8,378	$8.1	$4,058	$37.2	$5,824	89.81%		92.3%
2/20/2008	78.36	101.8%	2%	39.89	85.1%	$17.5	$7,508	$23.9	$8,371	$8.1	$4,079	$37.0	$5,799	89.61%		92.3%
2/21/2008	77.32	100.4%	0%	39.50	84.2%	$17.7	$7,610	$23.0	$8,039	$7.9	$3,968	$36.4	$5,691	88.05%		92.3%
2/22/2008	78.68	102.2%	2%	39.80	84.9%	$18.0	$7,709	$23.1	$8,095	$8.1	$4,058	$36.8	$5,767	89.16%		92.3%
2/25/2008	78.27	101.6%	2%	40.70	86.8%	$18.1	$7,774	$22.7	$7,955	$8.1	$4,063	$36.5	$5,715	88.74%		92.3%
2/26/2008	79.46	103.2%	3%	41.36	88.2%	$18.6	$7,967	$24.5	$8,570	$8.3	$4,154	$36.6	$5,732	91.93%		92.3%
2/27/2008	77.91	101.2%	1%	40.74	86.9%	$18.8	$8,048	$23.6	$8,238	$7.6	$3,802	$36.3	$5,676	89.63%		92.3%
2/28/2008	77.40	100.5%	1%	41.41	88.3%	$19.1	$8,198	$23.6	$8,245	$7.9	$3,963	$36.3	$5,677	90.75%		92.3%
2/29/2008	74.85	97.2%	(3%)	41.27	88.0%	$18.9	$8,100	$22.8	$7,976	$7.4	$3,722	$37.0	$5,793	89.03%		92.2%
3/3/2008	77.55	100.7%	1%	41.63	88.8%	$18.9	$8,091	$23.5	$8,203	$7.6	$3,807	$37.1	$5,807	90.14%		92.2%
3/4/2008	79.45	103.2%	3%	42.39	90.4%	$18.6	$7,958	$24.2	$8,465	$7.8	$3,928	$37.2	$5,828	91.08%		92.0%
3/5/2008	79.44	103.2%	3%	42.72	91.1%	$18.4	$7,885	$24.7	$8,630	$7.8	$3,928	$37.9	$5,936	91.77%		91.9%
3/6/2008	77.98	101.3%	1%	42.23	90.0%	$18.2	$7,825	$24.1	$8,441	$7.5	$3,762	$37.2	$5,831	89.96%		91.8%
3/7/2008	77.99	101.3%	1%	42.21	90.0%	$18.0	$7,731	$24.4	$8,546	$7.5	$3,747	$37.0	$5,796	89.83%		91.6%
3/10/2008	77.22	100.3%	0%	41.80	89.1%	$17.7	$7,572	$24.2	$8,462	$7.4	$3,732	$36.8	$5,767	88.83%		91.4%
3/11/2008	80.79	104.9%	5%	42.73	91.1%	$18.1	$7,765	$24.7	$8,633	$7.8	$3,933	$37.1	$5,801	90.91%		91.2%
3/12/2008	79.44	103.2%	3%	42.70	91.0%	$17.7	$7,606	$24.7	$8,626	$7.9	$3,968	$36.5	$5,721	90.18%		91.0%
3/13/2008	80.66	104.8%	5%	42.51	90.6%	$17.5	$7,525	$24.6	$8,605	$8.2	$4,119	$36.6	$5,723	90.36%		90.8%
3/14/2008	79.75	103.6%	4%	41.25	88.0%	$17.2	$7,387	$24.1	$8,420	$8.1	$4,079	$36.0	$5,640	88.81%		90.8%
3/17/2008	79.39	103.1%	3%	39.85	85.0%	$16.4	$7,014	$22.9	$8,025	$7.6	$3,812	$34.8	$5,447	84.53%		90.7%
3/18/2008	81.11	105.3%	5%	40.37	86.1%	$16.7	$7,177	$23.7	$8,304	$7.9	$3,968	$35.7	$5,588	87.11%		90.7%
3/19/2008	79.10	102.7%	3%	39.00	83.2%	$16.9	$7,237	$23.0	$8,042	$7.6	$3,822	$35.3	$5,532	85.70%		90.8%
3/20/2008	80.40	104.4%	4%	37.97	81.0%	$16.7	$7,156	$22.2	$7,762	$7.7	$3,882	$35.4	$5,543	84.69%		90.9%
3/24/2008	79.93	103.8%	4%	37.55	80.1%	$17.4	$7,478	$22.4	$7,850	$7.7	$3,872	$35.0	$5,474	85.84%		90.8%
3/25/2008	78.98	102.6%	3%	37.94	80.9%	$17.5	$7,520	$22.9	$8,011	$7.8	$3,938	$34.9	$5,471	86.77%		90.6%
3/26/2008	79.58	103.4%	3%	38.59	82.3%	$18.4	$7,872	$23.6	$8,248	$7.9	$3,953	$34.6	$5,422	88.70%		90.4%
3/27/2008	80.88	105.0%	5%	38.92	83.0%	$18.4	$7,885	$23.1	$8,084	$7.9	$3,968	$35.9	$5,624	88.93%		90.3%
3/28/2008	79.76	103.6%	4%	38.46	82.0%	$18.4	$7,898	$22.9	$7,997	$7.8	$3,918	$36.0	$5,635	88.53%		90.1%

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
3/31/2008	81.27	105.5%	6%	38.99	83.1%	$18.4	$7,902	$23.7	$8,273	$7.9	$3,968	$36.4	$5,698	89.90%		89.9%
4/1/2008	82.99	107.8%	8%	40.05	85.4%	$18.5	$7,928	$24.0	$8,395	$8.1	$4,058	$36.8	$5,760	90.95%		89.8%
4/2/2008	83.69	108.7%	9%	39.65	84.5%	$18.5	$7,954	$23.8	$8,322	$8.1	$4,069	$36.5	$5,710	90.64%		89.7%
4/3/2008	83.13	108.0%	8%	39.21	83.6%	$18.2	$7,804	$23.6	$8,255	$8.1	$4,048	$36.5	$5,720	89.85%		89.5%
4/4/2008	83.17	108.0%	8%	40.22	85.8%	$18.1	$7,774	$24.2	$8,448	$8.3	$4,189	$36.9	$5,773	91.09%		89.4%
4/7/2008	82.43	107.1%	7%	39.50	84.2%	$18.3	$7,834	$24.2	$8,479	$8.3	$4,149	$37.3	$5,840	91.51%		89.2%
4/8/2008	82.22	106.8%	7%	39.32	83.8%	$18.2	$7,808	$24.9	$8,700	$8.4	$4,214	$37.0	$5,787	92.23%		88.8%
4/9/2008	82.56	107.2%	7%	39.90	85.1%	$18.5	$7,919	$26.1	$9,116	$8.6	$4,340	$37.4	$5,860	94.76%		88.2%
4/10/2008	82.83	107.6%	8%	40.80	87.0%	$18.1	$7,748	$25.9	$9,074	$8.4	$4,239	$37.3	$5,842	93.60%		88.1%
4/11/2008	82.47	107.1%	7%	40.42	86.2%	$18.4	$7,876	$25.1	$8,784	$8.2	$4,114	$37.7	$5,903	92.81%		87.9%
4/14/2008	83.45	108.4%	8%	41.53	88.6%	$18.4	$7,876	$25.3	$8,843	$8.3	$4,164	$38.6	$6,044	93.68%		87.9%
4/15/2008	84.45	109.7%	10%	42.30	90.2%	$18.5	$7,928	$25.7	$8,997	$8.3	$4,164	$39.3	$6,153	94.78%		87.9%
4/16/2008	86.23	112.0%	12%	42.84	91.3%	$18.6	$7,975	$26.4	$9,231	$8.5	$4,265	$39.5	$6,183	96.21%		88.0%
4/17/2008	87.10	113.1%	13%	43.67	93.1%	$18.4	$7,872	$27.1	$9,494	$8.5	$4,270	$39.5	$6,191	96.81%		88.1%
4/18/2008	87.08	113.1%	13%	44.43	94.7%	$18.7	$8,027	$27.9	$9,770	$8.5	$4,295	$39.8	$6,224	98.51%		88.3%
4/21/2008	86.32	112.1%	12%	44.87	95.7%	$19.0	$8,147	$27.2	$9,511	$8.7	$4,350	$40.0	$6,255	98.33%		88.5%
4/22/2008	85.68	111.3%	11%	44.78	95.5%	$19.2	$8,245	$26.8	$9,382	$8.4	$4,239	$39.9	$6,239	97.78%		88.6%
4/23/2008	86.19	111.9%	12%	44.84	95.6%	$19.1	$8,198	$27.8	$9,707	$8.7	$4,355	$39.7	$6,221	99.09%		88.8%
4/24/2008	85.51	111.1%	11%	44.63	95.2%	$19.4	$8,340	$27.0	$9,455	$8.7	$4,355	$39.9	$6,250	98.81%		89.0%
4/25/2008	86.39	112.2%	12%	44.11	94.1%	$19.7	$8,456	$27.1	$9,494	$8.8	$4,441	$40.0	$6,266	99.70%		89.1%
4/28/2008	85.17	110.6%	11%	44.96	95.9%	$20.7	$8,898	$26.8	$9,375	$8.8	$4,400	$40.4	$6,329	100.90%		89.3%
4/29/2008	84.33	109.5%	10%	44.10	94.0%	$20.4	$8,730	$26.0	$9,085	$8.7	$4,375	$40.2	$6,296	99.10%		89.4%
4/30/2008	85.48	111.0%	11%	43.95	93.7%	$19.7	$8,451	$25.7	$9,004	$8.6	$4,335	$41.1	$6,437	98.20%		89.5%
5/1/2008	86.91	112.9%	13%	42.67	91.0%	$19.9	$8,546	$25.0	$8,752	$8.8	$4,400	$40.8	$6,391	97.73%		89.5%
5/2/2008	86.06	111.8%	12%	43.13	92.0%	$20.3	$8,692	$25.2	$8,798	$8.9	$4,451	$41.0	$6,426	98.69%		89.5%
5/5/2008	84.89	110.2%	10%	43.81	93.4%	$20.4	$8,730	$24.9	$8,696	$9.0	$4,511	$40.9	$6,408	98.62%		89.6%
5/6/2008	86.06	111.8%	12%	43.68	93.1%	$20.2	$8,666	$24.9	$8,696	$9.2	$4,607	$41.0	$6,424	98.78%		89.7%
5/7/2008	84.07	109.2%	9%	42.34	90.3%	$20.0	$8,580	$24.3	$8,483	$9.0	$4,531	$40.0	$6,269	96.94%		89.6%
5/8/2008	83.74	108.8%	9%	42.44	90.5%	$20.4	$8,752	$24.1	$8,430	$9.0	$4,536	$39.7	$6,216	97.18%		89.6%
5/9/2008	82.94	107.7%	8%	42.46	90.5%	$20.1	$8,623	$24.4	$8,521	$9.0	$4,521	$39.0	$6,105	96.61%		89.5%
5/12/2008	84.25	109.4%	9%	42.77	91.2%	$19.7	$8,451	$23.9	$8,350	$8.9	$4,471	$38.9	$6,088	95.19%		89.6%
5/13/2008	83.44	108.4%	8%	43.04	91.8%	$19.8	$8,499	$23.5	$8,206	$8.9	$4,496	$39.5	$6,181	95.27%		89.6%
5/14/2008	84.41	109.6%	10%	42.98	91.6%	$20.4	$8,752	$23.5	$8,206	$9.0	$4,506	$39.6	$6,200	96.25%		89.6%
5/15/2008	84.27	109.4%	9%	42.96	91.6%	$20.7	$8,898	$23.3	$8,140	$9.0	$4,541	$39.2	$6,133	96.41%		89.7%
5/16/2008	85.06	110.5%	10%	43.80	93.4%	$21.3	$9,151	$23.7	$8,290	$9.3	$4,682	$40.3	$6,308	98.91%		89.7%
5/19/2008	86.18	111.9%	12%	44.08	94.0%	$21.6	$9,284	$24.3	$8,500	$9.4	$4,717	$40.0	$6,257	100.05%		89.8%
5/20/2008	88.42	114.8%	15%	42.15	89.9%	$21.2	$9,095	$25.1	$8,773	$9.5	$4,768	$40.3	$6,311	100.71%		89.4%

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
5/21/2008	89.66	116.4%	16%	42.51	90.6%	$21.3	$9,129	$24.8	$8,675	$9.6	$4,818	$40.9	$6,402	100.98%		89.1%
5/22/2008	90.08	117.0%	17%	40.35	86.0%	$23.0	$9,867	$25.8	$9,029	$9.6	$4,848	$41.5	$6,504	105.23%		86.9%
5/23/2008	88.33	114.7%	15%	40.00	85.3%	$23.0	$9,867	$25.4	$8,871	$9.4	$4,722	$40.7	$6,371	103.79%		84.8%
5/27/2008	90.39	117.4%	17%	40.36	86.1%	$22.7	$9,734	$25.7	$8,983	$9.5	$4,783	$40.4	$6,330	103.78%		83.2%
5/28/2008	88.82	115.4%	15%	41.03	87.5%	$22.8	$9,760	$25.8	$9,008	$9.6	$4,808	$40.2	$6,296	103.92%		81.9%
5/29/2008	89.39	116.1%	16%	40.81	87.0%	$22.7	$9,734	$25.8	$9,032	$9.4	$4,747	$40.1	$6,275	103.64%		80.7%
5/30/2008	88.00	114.3%	14%	41.59	88.7%	$22.9	$9,824	$25.6	$8,941	$9.4	$4,737	$40.6	$6,360	103.89%		79.9%
6/2/2008	87.28	113.4%	13%	41.59	88.7%	$22.7	$9,756	$25.7	$8,994	$9.3	$4,682	$40.1	$6,271	103.33%		79.2%
6/3/2008	86.80	112.7%	13%	41.78	89.1%	$23.0	$9,867	$25.2	$8,798	$9.2	$4,627	$40.0	$6,255	102.79%		78.7%
6/4/2008	87.55	113.7%	14%	42.75	91.2%	$22.7	$9,738	$25.4	$8,871	$9.2	$4,627	$40.5	$6,340	102.90%		78.5%
6/5/2008	89.69	116.5%	16%	43.35	92.4%	$22.5	$9,653	$25.4	$8,885	$9.2	$4,627	$40.9	$6,410	102.89%		78.6%
6/6/2008	87.41	113.5%	14%	42.41	90.4%	$22.4	$9,610	$24.5	$8,577	$9.0	$4,546	$40.6	$6,363	101.23%		78.4%
6/9/2008	88.59	115.1%	15%	43.26	92.2%	$22.6	$9,713	$24.9	$8,724	$9.2	$4,647	$40.7	$6,377	102.50%		78.5%
6/10/2008	88.84	115.4%	15%	43.37	92.5%	$22.7	$9,751	$24.5	$8,563	$9.2	$4,617	$40.4	$6,326	101.79%		78.6%
6/11/2008	87.57	113.7%	14%	42.99	91.7%	$22.5	$9,631	$24.4	$8,521	$9.2	$4,637	$40.1	$6,280	101.13%		78.6%
6/12/2008	87.70	113.9%	14%	43.07	91.8%	$22.3	$9,562	$24.0	$8,378	$9.1	$4,576	$40.1	$6,277	100.18%		78.6%
6/13/2008	89.75	116.6%	17%	43.82	93.4%	$22.6	$9,674	$24.5	$8,553	$9.3	$4,672	$40.7	$6,365	101.81%		78.8%
6/16/2008	89.12	115.7%	16%	44.20	94.2%	$22.9	$9,807	$24.4	$8,528	$9.3	$4,682	$40.7	$6,374	102.25%		79.0%
6/17/2008	89.23	115.9%	16%	44.09	94.0%	$23.0	$9,867	$24.4	$8,535	$9.5	$4,773	$41.0	$6,418	102.96%		79.2%
6/18/2008	90.10	117.0%	17%	43.53	92.8%	$22.6	$9,700	$23.6	$8,262	$9.5	$4,788	$40.6	$6,362	101.28%		79.3%
6/19/2008	90.45	117.5%	17%	43.47	92.7%	$22.9	$9,811	$23.3	$8,137	$9.4	$4,742	$40.8	$6,380	101.14%		79.4%
6/20/2008	89.57	116.3%	16%	43.05	91.8%	$22.9	$9,811	$22.8	$7,976	$9.1	$4,576	$40.5	$6,341	99.87%		79.4%
6/23/2008	90.92	118.1%	18%	42.97	91.6%	$22.9	$9,807	$22.8	$7,983	$9.0	$4,536	$40.9	$6,399	99.94%		79.5%
6/24/2008	90.92	118.1%	18%	42.98	91.6%	$22.7	$9,717	$22.5	$7,871	$9.0	$4,511	$40.6	$6,358	99.00%		79.5%
6/25/2008	90.16	117.1%	17%	43.44	92.6%	$22.8	$9,760	$22.5	$7,864	$8.8	$4,421	$40.6	$6,354	98.80%		79.6%
6/26/2008	87.43	113.5%	14%	42.67	91.0%	$22.7	$9,717	$21.7	$7,584	$8.7	$4,360	$40.0	$6,263	97.15%		79.6%
6/27/2008	87.00	113.0%	13%	42.28	90.1%	$22.7	$9,738	$20.8	$7,290	$8.4	$4,245	$38.7	$6,059	95.09%		79.7%
6/30/2008	89.96	116.8%	17%	42.90	91.5%	$22.6	$9,678	$21.3	$7,440	$8.6	$4,300	$39.2	$6,130	95.84%		79.7%
7/1/2008	90.35	117.3%	17%	43.33	92.4%	$22.6	$9,695	$21.8	$7,608	$8.8	$4,405	$38.8	$6,073	96.66%		79.7%
7/2/2008	90.54	117.6%	18%	42.97	91.6%	$22.1	$9,472	$21.5	$7,535	$8.5	$4,270	$37.7	$5,901	94.55%		79.7%
7/3/2008	90.46	117.5%	17%	41.97	89.5%	$20.8	$8,902	$20.5	$7,182	$8.2	$4,134	$36.2	$5,669	90.06%		79.5%
7/7/2008	89.91	116.8%	17%	39.95	85.2%	$20.0	$8,571	$20.4	$7,133	$8.0	$4,033	$35.8	$5,608	88.18%		79.6%
7/8/2008	89.04	115.6%	16%	39.31	83.8%	$19.4	$8,331	$20.2	$7,070	$8.0	$3,998	$35.3	$5,522	86.70%		79.7%
7/9/2008	89.86	116.7%	17%	40.00	85.3%	$19.7	$8,451	$19.8	$6,926	$8.0	$3,998	$35.6	$5,574	86.80%		79.8%
7/10/2008	91.64	119.0%	19%	39.69	84.6%	$19.8	$8,494	$19.5	$6,811	$8.0	$4,003	$36.3	$5,685	86.95%		79.9%
7/11/2008	90.55	117.6%	18%	39.58	84.4%	$20.0	$8,580	$19.1	$6,692	$8.0	$4,003	$35.9	$5,627	86.64%		80.0%
7/14/2008	88.39	114.8%	15%	38.78	82.7%	$18.7	$8,001	$18.7	$6,555	$7.8	$3,918	$35.2	$5,508	83.44%		80.2%

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
7/15/2008	87.39	113.5%	13%	38.21	81.5%	$18.7	$8,022	$18.7	$6,531	$7.7	$3,877	$35.3	$5,525	83.34%		80.4%
7/16/2008	84.87	110.2%	10%	37.25	79.4%	$18.3	$7,855	$19.0	$6,629	$7.5	$3,762	$34.9	$5,467	82.50%		80.7%
7/17/2008	82.20	106.8%	7%	36.18	77.1%	$17.6	$7,538	$18.1	$6,339	$7.3	$3,681	$33.6	$5,261	79.39%		81.2%
7/18/2008	83.42	108.3%	8%	36.69	78.2%	$18.1	$7,778	$18.0	$6,290	$7.4	$3,722	$33.3	$5,211	80.02%		81.6%
7/21/2008	85.17	110.6%	11%	38.85	82.8%	$18.2	$7,825	$18.6	$6,503	$7.5	$3,757	$35.1	$5,494	82.03%		81.8%
7/22/2008	84.58	109.8%	10%	37.77	80.5%	$18.3	$7,834	$18.4	$6,426	$7.5	$3,747	$34.7	$5,427	81.53%		82.0%
7/23/2008	81.63	106.0%	6%	36.71	78.3%	$17.4	$7,465	$18.1	$6,335	$7.1	$3,561	$31.6	$4,952	77.63%		82.4%
7/24/2008	81.23	105.5%	5%	34.88	74.4%	$16.5	$7,070	$17.2	$6,017	$6.8	$3,405	$31.1	$4,866	74.30%		83.1%
7/25/2008	80.67	104.8%	5%	35.79	76.3%	$16.9	$7,229	$17.3	$6,052	$6.6	$3,314	$31.0	$4,858	74.64%		83.6%
7/28/2008	79.45	103.2%	3%	34.57	73.7%	$16.9	$7,254	$17.2	$6,020	$6.5	$3,264	$30.6	$4,788	74.20%		84.2%
7/29/2008	79.87	103.7%	4%	35.84	76.4%	$18.0	$7,713	$17.6	$6,157	$6.6	$3,304	$30.7	$4,800	76.45%		84.6%
7/30/2008	80.08	104.0%	4%	36.72	78.3%	$18.0	$7,722	$18.0	$6,311	$6.7	$3,369	$31.2	$4,887	77.54%		84.9%
7/31/2008	78.62	102.1%	2%	36.29	77.4%	$17.4	$7,465	$18.1	$6,335	$6.7	$3,385	$30.6	$4,793	76.46%		85.2%
8/1/2008	75.44	98.0%	(2%)	36.26	77.3%	$17.2	$7,387	$18.0	$6,304	$6.5	$3,244	$29.7	$4,653	75.11%		85.6%
8/4/2008	73.45	95.4%	(5%)	33.65	71.7%	$16.6	$7,113	$17.2	$6,017	$6.1	$3,078	$28.6	$4,478	71.97%		86.1%
8/5/2008	74.56	96.8%	(3%)	32.92	70.2%	$16.0	$6,864	$14.9	$5,202	$6.1	$3,048	$28.2	$4,415	67.94%		86.8%
8/6/2008	74.89	97.3%	(3%)	33.99	72.5%	$15.9	$6,800	$17.1	$5,968	$6.3	$3,188	$28.5	$4,462	71.04%		87.3%
8/7/2008	75.09	97.5%	(2%)	33.75	72.0%	$15.8	$6,787	$16.9	$5,915	$6.1	$3,083	$28.4	$4,448	70.39%		87.7%
8/8/2008	74.49	96.7%	(3%)	33.57	71.6%	$16.0	$6,860	$17.1	$5,982	$6.1	$3,053	$28.5	$4,462	70.82%		88.2%
8/11/2008	73.90	96.0%	(4%)	33.95	72.4%	$16.6	$7,121	$17.6	$6,164	$6.1	$3,088	$28.4	$4,450	72.44%		88.5%
8/12/2008	74.09	96.2%	(4%)	33.53	71.5%	$15.9	$6,813	$16.7	$5,835	$5.9	$2,942	$27.4	$4,287	69.15%		88.9%
8/13/2008	74.88	97.2%	(3%)	35.82	76.4%	$15.8	$6,757	$17.1	$5,971	$6.0	$3,038	$29.3	$4,586	70.80%		89.1%
8/14/2008	73.70	95.7%	(4%)	35.22	75.1%	$16.4	$7,018	$17.1	$5,964	$5.9	$2,962	$28.7	$4,500	71.13%		89.3%
8/15/2008	73.39	95.3%	(5%)	37.15	79.2%	$17.0	$7,293	$17.1	$5,968	$5.9	$2,977	$28.8	$4,512	72.19%		89.2%
8/18/2008	73.39	95.3%	(5%)	38.08	81.2%	$17.2	$7,362	$16.9	$5,926	$5.8	$2,932	$28.8	$4,512	72.13%		89.0%
8/19/2008	73.73	95.8%	(4%)	37.75	80.5%	$17.4	$7,478	$16.5	$5,768	$5.7	$2,887	$28.7	$4,487	71.74%		88.8%
8/20/2008	74.27	96.5%	(4%)	38.74	82.6%	$18.0	$7,701	$16.8	$5,877	$5.9	$2,962	$29.2	$4,578	73.47%		88.6%
8/21/2008	76.85	99.8%	(0%)	38.62	82.3%	$17.9	$7,692	$17.0	$5,943	$6.1	$3,053	$29.5	$4,622	74.14%		88.4%
8/22/2008	75.90	98.6%	(1%)	38.75	82.6%	$17.9	$7,688	$16.9	$5,908	$6.0	$2,997	$29.6	$4,630	73.84%		88.2%
8/25/2008	74.86	97.2%	(3%)	38.29	81.6%	$18.0	$7,709	$16.5	$5,782	$5.8	$2,937	$29.4	$4,600	73.16%		88.0%
8/26/2008	76.07	98.8%	(1%)	38.65	82.4%	$18.1	$7,756	$16.6	$5,814	$6.0	$3,012	$29.9	$4,686	74.00%		87.8%

	EXC Close Price	EXC index	EXC Perf	NRG Close Price	NRG index	CPN Close Price	Market Cap	RRI Close Price	Market Cap	DYN Close Price	Market Cap	MIR Close Price	Market Cap	IPP Index as of 10/18/07	Holidays	Correlation
8/27/2008	77.36	100.5%	0%	38.88	82.9%	$18.3	$7,851	$16.8	$5,880	$6.0	$3,038	$30.1	$4,719	74.76%		87.6%
8/28/2008	77.14	100.2%	0%	38.11	81.3%	$18.3	$7,829	$17.1	$5,964	$6.1	$3,068	$29.9	$4,685	74.96%		87.6%
8/29/2008	75.96	98.6%	(1%)	37.64	80.3%	$18.0	$7,722	$17.0	$5,957	$6.0	$2,997	$29.6	$4,631	74.13%		87.6%
9/2/2008	74.08	96.2%	(4%)	36.67	78.2%	$17.0	$7,293	$16.2	$5,667	$5.7	$2,867	$27.7	$4,337	70.15%		87.7%
9/3/2008	71.91	93.4%	(7%)	35.13	74.9%	$16.8	$7,216	$15.6	$5,464	$5.5	$2,751	$26.8	$4,191	68.27%		87.9%
9/4/2008	70.62	91.7%	(8%)	34.18	72.9%	$17.0	$7,297	$15.6	$5,454	$5.4	$2,691	$26.5	$4,154	68.17%		88.2%
9/5/2008	64.97	84.4%	(16%)	34.04	72.6%	$17.0	$7,284	$15.7	$5,502	$5.3	$2,650	$26.4	$4,132	68.08%		88.5%
9/8/2008	66.45	86.3%	(14%)	32.75	69.8%	$17.0	$7,306	$15.9	$5,572	$5.2	$2,590	$26.2	$4,102	68.09%		88.8%
9/9/2008	62.53	81.2%	(19%)	30.25	64.5%	$15.0	$6,452	$14.9	$5,198	$4.7	$2,384	$24.2	$3,792	62.02%		89.2%
9/10/2008	64.23	83.4%	(17%)	31.40	67.0%	$15.5	$6,662	$14.9	$5,219	$4.7	$2,384	$25.2	$3,949	63.37%		89.6%
9/11/2008	66.78	86.7%	(13%)	32.04	68.3%	$16.2	$6,937	$15.2	$5,314	$4.6	$2,318	$25.8	$4,041	64.75%		89.9%
9/12/2008	68.39	88.8%	(11%)	33.39	71.2%	$16.6	$7,100	$16.0	$5,593	$4.7	$2,384	$27.9	$4,373	67.67%		90.1%
9/15/2008	66.60	86.5%	(14%)	29.72	63.4%	$14.8	$6,354	$15.0	$5,251	$4.2	$2,122	$26.1	$4,079	61.95%		90.4%
9/16/2008	65.61	85.2%	(15%)	28.19	60.1%	$14.0	$6,015	$13.5	$4,726	$3.9	$1,981	$24.9	$3,903	57.84%		90.8%
9/17/2008	62.03	80.6%	(19%)	25.15	53.6%	$13.8	$5,925	$12.3	$4,303	$3.2	$1,609	$23.3	$3,647	53.87%		91.1%
9/18/2008	63.95	83.1%	(17%)	27.11	57.8%	$14.5	$6,225	$13.0	$4,530	$3.6	$1,805	$24.0	$3,764	56.79%		91.4%
9/19/2008	67.94	88.2%	(12%)	30.59	65.2%	$14.3	$6,139	$14.2	$4,964	$4.3	$2,168	$25.6	$4,005	60.10%		91.7%
9/22/2008	68.31	88.7%	(11%)	28.43	60.6%	$13.6	$5,813	$13.8	$4,820	$3.9	$1,971	$23.5	$3,675	56.64%		92.0%
9/23/2008	67.12	87.2%	(13%)	27.72	59.1%	$13.6	$5,813	$13.9	$4,859	$4.0	$2,002	$22.8	$3,576	56.53%		92.3%
9/24/2008	66.50	86.4%	(14%)	27.58	58.8%	$13.3	$5,723	$13.3	$4,652	$4.0	$1,992	$22.1	$3,452	55.04%		92.6%
9/25/2008	68.39	88.8%	(11%)	27.93	59.6%	$13.7	$5,877	$13.3	$4,652	$4.1	$2,052	$22.1	$3,467	55.83%		92.8%
9/26/2008	67.16	87.2%	(13%)	26.41	56.3%	$13.8	$5,903	$12.2	$4,271	$4.0	$2,007	$21.0	$3,286	53.81%		93.1%
9/29/2008	61.16	79.4%	(21%)	23.56	50.2%	$12.5	$5,375	$10.1	$3,526	$3.6	$1,785	$17.7	$2,763	46.79%		93.4%
9/30/2008	62.62	81.3%	(19%)	24.75	52.8%	$13.0	$5,577	$7.4	$2,571	$3.6	$1,800	$18.3	$2,864	44.57%		93.8%
10/1/2008	62.55	81.2%	(19%)	23.92	51.0%	$13.0	$5,573	$6.4	$2,228	$3.4	$1,725	$17.9	$2,807	42.91%		94.1%
10/2/2008	59.55	77.3%	(23%)	21.90	46.7%	$11.1	$4,775	$5.8	$2,039	$2.9	$1,463	$16.3	$2,555	37.69%		94.5%
10/3/2008	60.19	78.2%	(22%)	21.78	46.4%	$11.0	$4,702	$5.6	$1,955	$3.0	$1,509	$15.9	$2,494	37.09%		94.8%
10/6/2008	56.40	73.2%	(27%)	20.24	43.2%	$10.5	$4,496	$5.3	$1,836	$2.7	$1,348	$14.8	$2,316	34.78%		95.1%
10/7/2008	53.50	69.5%	(31%)	17.59	37.5%	$9.7	$4,170	$4.2	$1,452	$2.2	$1,091	$13.7	$2,145	30.82%		95.4%
10/8/2008	51.27	66.6%	(33%)	17.76	37.9%	$9.5	$4,088	$3.9	$1,364	$2.5	$1,237	$13.5	$2,109	30.61%		95.7%
10/9/2008	48.17	62.6%	(37%)	16.78	35.8%	$9.3	$3,981	$3.5	$1,224	$2.5	$1,267	$13.3	$2,082	29.76%		95.9%
10/10/2008	47.38	61.5%	(38%)	15.17	32.3%	$9.2	$3,943	$3.1	$1,074	$3.8	$1,886	$14.3	$2,231	31.78%		96.0%
10/13/2008	55.53	72.1%	(28%)	18.89	40.3%	$10.8	$4,633	$5.8	$2,036	$4.1	$2,042	$17.4	$2,717	39.76%		96.1%
10/14/2008	55.63	72.2%	(28%)	19.55	41.7%	$10.0	$4,290	$6.0	$2,099	$3.3	$1,655	$16.7	$2,613	37.08%		96.3%
10/15/2008	50.18	65.2%	(35%)	18.11	38.6%	$9.0	$3,857	$4.9	$1,707	$3.0	$1,519	$15.3	$2,402	33.00%		96.4%
10/16/2008	51.88	67.4%	(33%)	18.18	38.8%	$8.8	$3,754	$5.0	$1,760	$3.1	$1,544	$15.6	$2,449	33.07%		96.6%
10/17/2008	54.50	70.8%	(29%)	19.33	41.2%	$10.6	$4,539	$5.2	$1,809	$3.3	$1,634	$16.6	$2,596	36.80%		96.7%

Exelon Corporation

10 South Dearborn Street

Chicago, Illinois 60680-5379

March 31, 2009

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Ms. Song P. Brandon. Esq. and
Mr. Dan Duchovny, Esq.

Ladies and Gentlemen:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 26, 2009, Exelon Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement of the Company;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the proxy statement of the Company; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EXELON CORPORATION

By:	/s/ Bruce G. Wilson
Name:	Bruce G. Wilson
Title:	Senior Vice President and Deputy General Counsel